FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, November 3, 2011 – Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the 3rd quarter (3Q11) and first nine months of 2011 (9M11), including Globex Utilidades S.A. [BM&FBOVESPA: GLOB3]. The Company’s operating and financial information was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the accounting practices adopted in Brazil (BRGAAP) and Brazilian Corporate Law, and is presented in nominal form and in Brazilian Reais, as follows: (i) on a “GPA Food” basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (including Nova Casas Bahia and Nova Pontocom), (ii) on a “GPA consolidated” (CBD) basis, which includes the full operating and financial results of Globex Utilidades S.A., and, as of November 2010, Nova Casas Bahia. All comparisons are with the same periods in 2010 (3Q10 and 9M10), except where stated otherwise.

GPA FOOD
EBITDA totaled R$457.8 million in the quarter, 10.1% up on 3Q10, with a margin of 7.4%.

  Gross sales totaled R$6.834 billion in 3Q11, 9.7% up on 3Q10, while net sales came to R$6.159 billion, up by 10.1%.
  In same-store(1) terms, gross sales climbed by 8.5% over the same period last year, with gross food sales increasing by 8.2% and non-food sales by 9.3%.

  Gross profit came to R$1.625 billion in 3Q11, an 11.9% improvement over 3Q10, while the gross margin stood at 26.4%.
  EBITDA stood at R$457.8 million, 10.1% more than in 3Q10, accompanied by a margin of 7.4%, which remained flat.
  Net income(2) totaled R$129.0 million in 3Q11, with a margin of 2.1%.

GPA CONSOLIDATED
EBITDA totaled R$722.0 million in the quarter, 46.5% up on 3Q10, with a margin of 6.5%. The adjusted net income reached R$ 154.9 million, with a margin of 1.4%.

  Consolidated gross sales totaled R$12.571 billion, 58.2% up on 3Q10, while net sales grew by 55.9% to R$11.085 billion.
  Gross profit came to R$3.085 billion, a 76.1% improvement over 3Q10, with a gross margin of 27.8%.

  EBITDA stood at R$722.0 million, 46.5% up year-on-year, accompanied by a margin of 6.5%.
  Net income(2) totaled R$133.5 million, while adjusted net income reached R$154.9 million, with a margin of 1.4%.

Highlights
(R$ million)(3)	3Q11 GPA Consolidated (5)	3Q11 GPA Food	3Q10 GPA Food	Chg.	9M11 GPA Consolidated (5)	9M11 GPA Food	9M10 GPA Food	Chg.
Gross Sales	12,570.9	6,833.9	6,227.3	9.7%	37,548.7	20,402.5	18,855.8	8.2%
Net Sales	11,085.1	6,158.6	5,593.7	10.1%	33,223.6	18,371.7	16,949.9	8.4%
Gross Profit	3,084.7	1,624.8	1,451.8	11.9%	8,920.6	4,730.7	4,254.8	11.2%
Gross Margin - %	27.8%	26.4%	26.0%	40 bps(4)	26.9%	25.7%	25.1%	60 bps(4)
EBITDA	722.0	457.8	415.9	10.1%	1,946.0	1,299.1	1,159.3	12.1%
EBITDA Margin - %	6.5%	7.4%	7.4%	-	5.9%	7.1%	6.8%	30 bps(4)
Net Income - Controlling Shareholders(2)	133.5	129.0	152.8	-15.6%	356.9	367.8	351.9	4.5%
Net Margin - %	1.2%	2.1%	2.7%	-60 bps(4)	1.1%	2.0%	2.1%	-10 bps(4)
Adjusted Net Income - Controlling Shareholders(2)	154.9	129.0	159.0	-18.9%	460.9	411.9	460.1	-10.5%
Adjusted Net Margin - %	1.4%	2.1%	2.8%	-70 bps(4)	1.4%	2.2%	2.7%	-40 bps(4)

(1) Same-store concept - includes only those stores that have been operational for at least 12 months.
(2) Net Icome after minority interest.
(3) Totals may not tally as the figures are rounded off.
(4) basis points
(5) Includes Ponto Frio and Nova Casas Bahia

Sales Performance
GPA Food’s gross same-store sales increased by 8.5% in 3Q11

GPA FOOD

	GPA Food

(R$ million)	3Q11	3Q10	Chg.	Same Store Sales (%)	9M11	9M10	Chg.	Same Store Sales (%)
Gross Sales	6,833.9	6,227.3	9.7%	8.5%	20,402.5	18,855.8	8.2%	7.7%
Net Sales	6,158.6	5,593.7	10.1%	8.9%	18,371.7	16,949.9	8.4%	8.0%

In the third quarter, Grupo Pão de Açúcar (GPA) concluded the conversion of the CompreBem and Sendas stores into the Extra, Pão de Açúcar and Assaí formats. This process, which began 18 months ago, absorbed around R$230.0 million in investments and involved modernizing 221 stores, 93 of which were converted in 3Q11 alone. Of these converted stores, 188 became Extra Supermercado, 20 Extra Hipermercado, 10 Pão de Açúcar and 3 Assaí.

These conversions are part of the business model defined in the last two years that meets the new consumer needs arising from the socio-economic changes, the upturn in the per capita earnings and the changes in the consumer profile of each former CompreBem and Sendas operational micro region. This model focuses on expanding the perishables sections, especially frozen food, fruit and vegetables, meat and dairy products.

In the third quarter, GPA Food posted gross sales of R$6.834 billion, 9.7% up on 3Q10, while net sales came to R$6.159 billion, up by 10.1%.

Excluding 2010 sales by Extra Eletro, whose operations were transferred to Globex in November of that year 2010, GPA Food’s gross and net sales grew by 11.8% and 12.3% year-on-year, respectively.

On a same store basis, gross sales moved up by 8.5% and net sales by 8.9%. In real terms, i.e. deflated by the IPCA(2) consumer price, gross sales climbed by 1.2%. Also on a same-store basis, gross food sales increased by 8.2% over 3Q10, with perishables climbing by 9.6%, while non-food sales grew by 9.3%, led by gas stations (+14.5%) and electronics/household appliances (+12.6%).

The Group’s best-performing formats were Extra Supermercado and Assaí, which posted gross same-store sales growth of more than 15.0%.

(2)Like ABRAS (the Brazilian Supermarket Association), Grupo Pão de Açúcar has adopted the IPCA consumer price index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix. The IPCA in the 12 months through totaled 7.31%.

2/22

In the first nine months, gross sales amounted to R$20.402 billion, 8.2% up on the same period last year, while net sales totaled R$18.371 billion, up by 8.4%.

In same-store terms, gross sales climbed by 7.7%, while net sales moved up by 8.0%. Still on a same-store basis, gross food sales increased by 7.6%, while gross non-food sales grew by 8.0%.

GPA CONSOLIDATED
	GPA Consolidated

(R$ million)	3Q11	3Q10	Chg.	Same Store Sales (%)	9M11	9M10	Chg.	Same Store Sales (%)
Gross Sales	12,570.9	7,947.4	58.2%	9.5%	37,548.7	23,546.8	59.5%	8.9%
Net Sales	11,085.1	7,108.2	55.9%	10.6%	33,223.6	21,057.9	57.8%	9.6%

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter, GPA Consolidated’s gross sales, comprising all the Group’s formats and businesses, increased by 58.2% over the same period last year to R$12.571 billion in 3Q11, up year-on-year, while net sales climbed by 55.9% to R$11.085 billion.

In same-store terms, gross sales moved up by 9.5% and net sales by 10.6% over 3Q10. As of 3Q11, Casas Bahia’s operations have been included in the same-store concept. i.e. stores that have been operational for at least 12 months and now applicable to Casas Bahia, with whom Globex formed an association in July 2010.

In the first nine months, GPA Consolidated recorded gross sales of R$37.549 billion, 59.5% up year-on-year, while net sales increased by 57.8% to R$33.224 billion.

In same-store terms, gross and net sales climbed by 8.9% and 9.6%, respectively, over 9M10.

3/22

Gross Profit
GPA Food’s gross margin widened by 40 bps over 3Q10, reaching 26.4%

GPA FOOD

	GPA Food

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Net Sales	6,158.6	5,593.7	10.1%	18,371.7	16,949.9	8.4%
(-) Cost of Goods Sold	(4,533.9)	(4,141.9)	9.5%	(13,641.1)	(12,695.2)	7.5%

Gross Profit	1,624.8	1,451.8	11.9%	4,730.7	4,254.8	11.2%
Gross Margin - %	26.4%	26.0%	40 bps	25.7%	25.1%	60 bps

In the third quarter, GPA Food’s gross profit totaled R$1.625 billion, 11.9% up year-on-year, accompanied by a gross margin of 26.4%, 40 bps more than in 3Q10. This result was mainly due to the conclusion of the conversion of the CompreBem and Sendas stores, mostly into the Extra Supermercado format, as well as the improved product mix in the other formats.

The distinct nature of the Extra Supermercado business model, which has higher value-added categories, also contributed to the gross margin improvement.

In the first nine months, gross profit totaled R$4.731 billion, 11.2% up year-on-year, accompanied by a gross margin of 25.7%, 60 bps more than in 9M10.

GPA CONSOLIDATED

	GPA Consolidated

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Net Sales	11,085.1	7,108.2	55.9%	33,223.6	21,057.9	57.8%
(-) Cost of Goods Sold	(8,000.4)	(5,356.1)	49.4%	(24,303.1)	(16,000.4)	51.9%

Gross Profit	3,084.7	1,752.1	76.1%	8,920.6	5,057.5	76.4%
Gross Margin - %	27.8%	24.6%	320 bps	26.9%	24.0%	290 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter, consolidated gross profit came to R$3.085 billion, 76.1% up year-on-year, while the gross margin widened by 320 bps, from 24.6% in 3Q10 to 27.8% in 3Q11.

4/22

In addition to the above-mentioned gains by GPA Food, this result was positively impacted by Globex, whose 3Q11 gross margin stood at 29.6%, chiefly due to commercial efficiency gains fueled by more advantageous price and sales conditions as well as greater product availability and assortment.

In the first nine months, consolidated gross profit totaled R$8.921 billion, a 76.4% improvement over the same period last year, with a gross margin of 26.9%, 290 bps more than the 24.0% posted in 9M10.

Total Operating Expenses
Total GPA Food operating expenses represented 18.9% of net sales in 3Q11

GPA Food
	GPA Food

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Selling Expenses	978.9	871.5	12.3%	2,904.8	2,601.4	11.7%
Gen. Adm. Exp.	188.1	164.4	14.4%	526.8	494.0	6.6%
Total Operating Expenses	1,167.0	1,035.9	12.7%	3,431.6	3,095.4	10.9%
% of Net Sales	18.9%	18.5%	40 bps	18.7%	18.3%	40 bps

To comply with the new financial reporting standards (IFRS), expenses from “employees’ profit sharing”, previously recognized after “operating income before income tax”, are now recognized under “selling expenses” and “general and administrative expenses”.

In the third quarter, total operating expenses came to R$1.167 billion, representing 18.9% of net sales, 40bps more than in 3Q10, reflecting the upturn in personnel costs, marketing and IT expenses.

In the first nine months, these expenses totaled R$3.432 billion, 10.9% more than in 9M10, corresponding to 18.7% of net sales.

5/22

GPA CONSOLIDATED
	GPA Consolidated

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Selling Expenses	1,939.3	1,071.9	80.9%	5,741.9	3,180.4	80.5%
Gen. Adm. Exp.	423.5	187.3	126.1%	1,232.7	572.4	115.3%
Total Operating Expenses	2,362.7	1,259.2	87.6%	6,974.6	3,752.8	85.9%
% of Net Sales	21.3%	17.7%	360 bps	21.0%	17.8%	320 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter, total consolidated operating expenses came to R$2.363 billion, equivalent to 21.3% of net sales, 360 bps up on 3Q10. Globex’s operating expenses represented a higher share of net sales than GPA Food’s.

In the first nine months, these expenses totaled R$6.975 billion, 85.9% up year-on-year, corresponding to 21.0% of net sales.

EBITDA
GPA Food’s EBITDA margin remained flat at 7.4% in the quarter

GPA FOOD

	GPA Food

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Gross Profit	1,624.8	1,451.8	11.9%	4,730.7	4,254.8	11.2%
(-) Operating Expenses	1,167.0	1,035.9	12.7%	3,431.6	3,095.4	10.9%

EBITDA	457.8	415.9	10.1%	1,299.1	1,159.3	12.1%
EBITDA Margin - %	7.4%	7.4%	0 bps	7.1%	6.8%	30 bps

In the third quarter, GPA Food posted EBITDA of R$457.8 million, 10.1% up year-on-year. EBITDA margin remained flat at 7.4%, despite the increased participation of Assaí, which went from 13.1% in 3Q10 to 16.2% 3Q11, considering it has structurally lower margin than other formats.

In the first nine months, EBITDA came to R$1.299 billion, 12.1% higher than in 9M10, while the EBITDA margin widened by 30 bps to 7.1%.

6/22

GPA CONSOLIDATED

	GPA Consolidated

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Gross Profit	3,084.7	1,752.1	76.1%	8,920.6	5,057.5	76.4%
(-) Operating Expenses	2,362.7	1,259.2	87.6%	6,974.6	3,752.8	85.9%

EBITDA	722.0	492.9	46.5%	1,946.0	1,304.7	49.2%
EBITDA Margin - %	6.5%	6.9%	-40 bps	5.9%	6.2%	-30 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter of 2011, consolidated EBITDA totaled R$722.0 million, 46.5% up year-on-year, with a margin of 6.5%, 40 bps down on 3Q10, due to the consolidation of Globex, whose margin is lower (5.4%).

It is worth noting, however, that Globex’s EBITDA has been increasing steadily, having climbed from 3.3% in 1Q11 to 4.5% in 2Q11 and 5.4% in 3Q11, chiefly due to commercial efficiency gains.

In the first nine months, consolidated EBITDA totaled R$1.946 billion, 49.2% up year-on-year, accompanied by a margin of 5.9%, 30 bps less than in 9M10.

Net Financial Result
Financial result corresponded to 2.7% of 3Q11 net sales

GPA FOOD

	GPA Food

(R$ million)	3Q11	2Q11	9M11
Financ. Revenue	92.0	84.5	257.7
Financ. Expenses	(259.2)	(250.8)	(752.9)

Net Financial Income	(167.2)	(166.3)	(495.2)
% of Net Sales	2.7%	2.7%	2.7%
Charges on Net Bank Debt	(84.2)	(67.6)	(242.2)
Cost of Discount of Receivables	(34.1)	(34.3)	(116.2)
Update of Other Assets and Liabilities	(48.9)	(64.4)	(136.8)
Net Financial Income	(167.2)	(166.3)	(495.2)

7/22

In the third quarter, the financial result was a net expense of R$167.2 million, equivalent to 2.7% of net sales, in line with the previous quarter, and was the result of the following factors:

(i) interest on the net bank debt totaling R$84.2 million, corresponding to 1.3% of net sales, higher than the 1.1% recorded in 2Q11, due to the upturn in the SELIC base rate from 2.8% to 3.0%, and the increase in the net debt, which is presented in the next section.

(ii) discounted receivables cost of R$34.1 million, equivalent to 0.6% of net sales, identical to the 2Q11 ratio.

(iii) other assets and liabilities restated by the CDI interbank rate totaling R$48.9 million, or 0.8% of net sales, 20 bps down on the 1.0% of net sales recorded in 2Q11.

The 3Q11 net financial expense increased by 70.5% over the expense of R$98.1 million reported in 3Q10, reflecting the higher SELIC and the upturn in the net debt, the latter being chiefly due to: (i) the payment of Ponto Frio’s acquisition, (ii) acquisition of the remaining 40% of Assaí; and (iii) GPA’s capital injection into Globex through the association with Casas Bahia.

In the first nine months, the net financial result was an expense of R$495.2 million, equivalent to 2.7% of net sales.

GPA CONSOLIDATED
	GPA Consolidated

(R$ million)	3Q11	2Q11	9M11
Financ. Revenue	171.4	138.8	443.6
Financ. Expenses	(499.4)	(474.8)	(1,433.3)

Net Financial Income	(327.9)	(336.0)	(989.7)
% of Net Sales	3.0%	3.0%	3.0%

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter, the consolidated net financial result was an expense of R$327.9 million, equivalent to 3.0% of net sales, in line with the previous quarter.

In the first nine months, there was a net financial expense of R$989.7 million, corresponding to 3.0% of net sales.

8/22

Debt
Evolution of Net Debt

GPA FOOD

On 09/30/2011, GPA Food’s net debt totaled R$2.275 billion, 3.9% up on 06/30/2011, broken down as follows:

	GPA Food

(R$ million)	3Q11	2Q11
Short Term Debt	(635.5)	(765.3)
Loans and Financing	(373.7)	(487.6)
Debentures	(261.8)	(277.6)
Long Term Debt	(4,101.7)	(3,999.8)
Loans and Financing	(2,572.4)	(2,511.6)
Debentures	(1,529.3)	(1,488.2)
Total Gross Debt	(4,737.2)	(4,765.0)
Cash and Cash Equivalents	2,462.5	2,576.5

Net Debt	(2,274.7)	(2,188.6)
Net Debt / EBITDA (1)	1.23	1.21
(1) EBITDA for the last 12 months

GPA CONSOLIDATED

On 09/30/2011, consolidated net debt came to R$2.283 billion, 14.8% higher than at the close of 2Q11. The net debt/EBITDA ratio stood at 0.84x, greater than the 0.81x posted in the previous three months. The table below gives a breakdown of consolidated net debt:

	GPA Consolidated

(R$ million)	3Q11	2Q11
Short Term Debt	(1,466.4)	(1,539.1)
Loans and Financing - short term	(1,204.7)	(1,261.5)
Debentures - short term	(261.8)	(277.6)
Long Term Debt	(4,299.6)	(4,154.2)
Loans and Financing- long term	(2,770.3)	(2,666.0)
Debentures - long term	(1,529.3)	(1,488.2)
Total Gross Debt	(5,766.1)	(5,693.3)
Cash and Cash Equivalents(1)	3,483.5	3,704.7

Net Debt	(2,282.6)	(1,988.7)
Net Debt / EBITDA(3)	0.84	0.81
Payment book - short term	(2,029.0)	(1,948.1)
Payment book - long term	(94.2)	(114.0)

Net Debt with payment book(2)	(4,405.8)	(4,050.8)
Net Debt / EBITDA(3)	1.63	1.64
(1) Cash of $ 91.0 million in 3Q11 and R$ 258.4 million in 2Q11, referring to the remaining FIDC Globex balance were excluded.
(2) For debt calculation purposes, the amounts of R$2.496,5 million in 3Q11 and R$2.417,4 million in 2Q11, referring to Receivables Fund (FIDC), were not considered.
(3) EBITDA for the last 12 months

9/22

Equity Income
FIC’s equity income contribution

GPA CONSOLIDATED

In the third quarter, FIC (Financeira Itaú CBD), including Globex’s operations, had 8.1 million clients.

Equity income totaled R$11.3 million, very close to the 3Q10 figure, R$7.9 million of which came from GPA Food and R$3.4 million from Globex.

This result was in line with expectations and reflects the strategy adopted by FIC and GPA, according to which customers paying with private label and co-branded cards, especially in the non-food categories, are benefited from better payment conditions.

Net Income
GPA Food’s net income totaled R$129.0 million in 3Q11

GPA FOOD

	GPA Food

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Net Income	129.0	152.8	-15.6%	367.8	351.9	4.5%
Net Margin - %	2.1%	2.7%	-60 bps	2.0%	2.1%	-10 bps

Total Nonrecurring (Net of Income tax and Minority interest)	-	6.2		44.1	108.1
REFIS 11.941/2009	-	2.2		28.0	72.3
Expenses from Integration/Restructuring	-	6.3		21.4	62.5
Change in the criterion of discounted receivables	-	-		-	-
IFRS Adjustments	-	-		-	(16.3)
Income Tax from the Nonrecurring	-	(2.3)		(9.9)	(10.4)
Minority Interest from the Nonrecurring	-	-		4.7	-

Adjusted Net Income	129.0	159.0	-18.9%	411.9	460.1	-10.5%
Adjusted Net Margin - %	2.1%	2.8%	-70 bps	2.2%	2.7%	-50 bps

In the third quarter, GPA Food recorded net income of R$129.0 million, 15.6% down year-on-year, due to the increase in the net financial expense (see the “Net Financial Result” section above).

In the first nine months, net income totaled R$367.8 million, 4.5% up on the same period last year, while adjusted net income, excluding non-recurring expenses, came to R$411.9 million, with a margin of 2.2%.

10/22

GPA CONSOLIDATED

	GPA Consolidated

(R$ million)	3Q11	3Q10	Chg.	9M11	9M10	Chg.
Net Income	133.5	135.5	-1.5%	356.9	365.9	-2.5%
Net Margin - %	1.2%	1.9%	-70 bps	1.1%	1.7%	-60 bps

Total Nonrecurring (Net of Income tax and Minority interest)	21.5	18.3		104.0	78.3
REFIS 11.941/2009	-	2.2		28.0	66.6
Expenses from Integration/Restructuring	62.1	6.3		115.5	6.3
Changing discounted receivables	-	18.5		-	46.2
IFRS Adjustments	-	-		-	(16.3)
Income Tax from the Nonrecurring	(21.1)	(8.6)		(37.1)	(24.2)
Minority Interest from the Nonrecurring	(19.5)	(0.2)		(2.4)	(0.4)

Adjusted Net Income	154.9	153.8	0.7%	460.9	444.2	3.7%
Adjusted Net Margin - %	1.4%	2.2%	-80 bps	1.4%	2.1%	-60 bps

In GPA Consolidated, all comparisons were impacted by the consolidation of Casas Bahia’s results in the third quarter and first nine months of 2011, which were not included in the same periods in 2010.

In the third quarter of 2011, consolidated net income totaled R$133.5 million, 1.5% down year-on-year, with a net margin of 1.2%. This result was impacted by R$62.1 million in integration expenses of Globex. Of this total, R$48.7 million refer to expenses with the change of the front-office systems and R$13.4 million refer to other initiatives related to the integration process. Adjusted net income would be R$154.9 million and a net margin of 1.4%.

In the first nine months, consolidated net income stood at R$356.9 million, 2.5% down on the same period in 2010. Excluding the non-recurring effects in previous periods, adjusted net income amounted to R$460.9 million, accompanied by a margin of 1.4%.

Assaí Atacadista
Assaí recorded gross sales of R$1.107 billion in the quarter, a 35.6% improvement over 3Q10

In the third quarter, Assaí recorded gross sales of R$1.107 billion, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 35.6% up on 3Q10. This performance was mainly due to increase of 11 stores between organic growth and conversion in the last 12 months, and the format’s improved operating result. Net sales climbed by 36.9% over 3Q10.

In the first nine months, gross sales totaled R$3.046 billion, 36.1% up on the same period last year, while net sales grew by 37.0% to R$2.768 billion.

11/22

Globex Utilidades S.A.
In same-store terms, gross sales increased by 10.7% in the quarter

In the third quarter of 2011, Globex’s total gross sales, including Ponto Frio, Casas Bahia and Nova Pontocom (comprising the e-commerce operations of Pontofrio.com.br, Extra.com.br, Casasbahia.com.br and the Ponto Frio’s wholesale operations) came to R$5.737 billion, 233.5% up on 2Q11, while total net sales amounted to R$4.926 billion, up by 225.3%.

Gross and net same-store sales increased by 10.7% and 12.5%, respectively. Also on a same-store basis, the gross sales of the bricks-and-mortar stores recorded growth of 9.5%, while those of Nova Pontocom moved up by 18.6%.

Further details on Globex’s earnings release are available on the website: www.globex.com.br/ri

Investments
GPA Food invested R$325.0 million in 3Q11

GPA FOOD

In the third quarter, GPA Food invested R$325.0 million, allocated as follows:

•	R$201.2 million, or 61.9%, to store renovations and conversions;

• R$109.2 million in renovations; and

• R$92.0 million in conversions;

•	R$95.4 million, or 29.4%, to infrastructure (technology and logistics) and others; and

•	R$28.4 million, or 8.7%, to the opening and construction of new stores and the acquisition of strategic sites.

In the quarter, 93 CompreBem and Sendas stores were converted into the following formats: 74 into Extra Supermercado, 14 into Extra Hipermercado and 5 into Pão de Açúcar.

In addition, two new stores were opened in the quarter – one Pão de Açúcar and one Extra Hipermercado.

GPA CONSOLIDATED

Consolidated investments totaled R$433.0 million, R$108.0 million of which went to Globex.

12/22

Dividends
R$22.6 million to be paid as dividends in November

On 11/03/2011, the Board of Directors approved the prepayment of interim dividends totaling R$22.6 million, in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of 08/03/2009, equivalent to R$0.09 per preferred share and R$0.081818181818 per common share.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2011.

Dividends in relation to the third quarter of 2011 will be paid on November 28, 2011. Shareholders registered as such on November 14, 2011 will be entitled to receive the payment. As of November 16, 2011, shares will be traded ex-dividends until the payment date.

13/22

GPA FOOD

Income Statement (R$ million)
GPA Food	3Q11	3Q10%		9M11	9M10%
Gross Sales Revenue	6,833.9	6,227.3	9.7%	20,402.5	18,855.8	8.2%
Net Sales Revenue	6,158.6	5,593.7	10.1%	18,371.7	16,949.9	8.4%
Cost of Goods Sold	(4,533.9)	(4,141.9)	9.5%	(13,641.1)	(12,695.2)	7.5%
Gross Profit	1,624.8	1,451.8	11.9%	4,730.7	4,254.8	11.2%
Selling Expenses	(978.9)	(871.5)	12.3%	(2,904.8)	(2,601.4)	11.7%
General and Administrative Expenses	(188.1)	(164.4)	14.4%	(526.8)	(494.0)	6.6%
Total Operating Expenses	(1,167.0)	(1,035.9)	12.7%	(3,431.6)	(3,095.4)	10.9%
Earnings before interest, taxes, depreciation, amortization-EBITDA	457.8	415.9	10.1%	1,299.1	1,159.3	12.1%
Depreciation and Amortization	(126.6)	(92.4)	37.0%	(367.7)	(274.8)	33.8%
Earnings before interest and taxes - EBIT	331.2	323.5	2.4%	931.4	884.5	5.3%
Financial Revenue	92.0	82.8	11.1%	257.7	217.8	18.3%
Financial Expenses	(259.2)	(180.9)	43.3%	(752.9)	(489.4)	53.8%
Net Financial Revenue (Expense)	(167.2)	(98.1)	70.5%	(495.2)	(271.6)	82.3%
Equity Income	7.9	9.0	-11.6%	14.4	42.2	-65.9%
Result from Permanent Assets	(2.0)	1.6	-	(0.7)	4.0	-
Nonrecurring Result	-	(8.6)	-	(49.4)	(78.7)	-37.2%
Other Operating Revenue (Expenses)	(2.4)	(9.4)	-	(2.3)	(69.3)	-
Income Before Income Tax	167.6	218.1	-23.2%	398.1	511.1	-22.1%
Income Tax	(48.3)	(65.5)	-26.3%	(51.6)	(163.6)	-68.5%
Minority Interest	9.7	0.2	-	21.3	4.5	371.8%
Net Income - Controlling Shareholders(1)	129.0	152.8	-15.6%	367.8	351.9	4.5%
Net Income per share	0.496	0.594		1.415	1.368
No. of shares (million) ex - treasury shares	260.0	257.3		260.0	257.3

% of Net Sales	3Q11	3Q10		9M11	9M10
Gross Profit	26.4%	26.0%		25.7%	25.1%
Selling Expenses	-15.9%	-15.6%		-15.8%	-15.3%
General and Administrative Expenses	-3.1%	-2.9%		-2.9%	-2.9%
Total Operating Expenses	-18.9%	-18.5%		-18.7%	-18.3%
EBITDA	7.4%	7.4%		7.1%	6.8%
Depreciation and Amortization	-2.1%	-1.7%		-2.0%	-1.6%
EBIT	5.4%	5.8%		5.1%	5.2%
Net Financial Revenue (Expense)	-2.7%	-1.8%		-2.7%	-1.6%
Equity Income	0.1%	0.2%		0.1%	0.2%
Other Operating Revenue (Expenses)	-0.1%	-0.3%		-0.3%	-0.8%
Income Before Income Tax	2.7%	3.9%		2.2%	3.0%
Income Tax	-0.8%	-1.2%		-0.3%	-1.0%
Minority Interest	0.2%	0.0%		0.1%	0.0%
Net Income	2.1%	2.7%		2.0%	2.1%

(1) Net Income after minority interest

14/22

GPA CONSOLIDATED

Income Statement (R$ million)
GPA Consolidated	3Q11	3Q10%		9M11	9M10%
Gross Sales Revenue	12,570.9	7,947.4	58.2%	37,548.7	23,546.8	59.5%
Net Sales Revenue	11,085.1	7,108.2	55.9%	33,223.6	21,057.9	57.8%
Cost of Goods Sold	(8,000.4)	(5,356.1)	49.4%	(24,303.0)	(16,000.4)	51.9%
Gross Profit	3,084.7	1,752.1	76.1%	8,920.6	5,057.5	76.4%
Selling Expenses	(1,939.3)	(1,071.9)	80.9%	(5,741.9)	(3,180.4)	80.5%
General and Administrative Expenses	(423.5)	(187.3)	126.1%	(1,232.7)	(572.4)	115.3%
Total Operating Expenses	(2,362.7)	(1,259.2)	87.6%	(6,974.6)	(3,752.8)	85.9%
Earnings before interest, taxes, depreciation, amortization-EBITDA	722.0	492.9	46.5%	1,946.0	1,304.7	49.2%
Depreciation and Amortization	(158.1)	(103.7)	52.4%	(466.2)	(314.3)	48.3%
Earnings before interest and taxes - EBIT	563.9	389.2	44.9%	1,479.8	990.4	49.4%
Financial Revenue	171.4	85.3	101.0%	443.6	227.5	95.0%
Financial Expenses	(499.4)	(273.0)	82.9%	(1,433.3)	(693.0)	106.8%
Net Financial Revenue (Expense)	(327.9)	(187.7)	74.7%	(989.7)	(465.5)	112.6%
Equity Income	11.3	11.3	0.2%	24.5	51.8	-52.7%
Result from Permanent Assets	1.3	1.6	-20.0%	2.6	4.0	-35.7%
Nonrecurring Result(1)	(62.1)	(8.6)	-	(111.5)	(78.7)	41.7%
Other Operating Revenue (Expenses)	(8.4)	(6.3)	-	(35.4)	20.6	-
Income Before Income Tax	178.1	199.5	-10.8%	370.3	522.6	-29.2%
Income Tax	(50.6)	(64.2)	-21.3%	(45.8)	(161.2)	-
Minority Interest	5.9	0.2	-	32.4	4.5	618.4%
Net Income - Controlling Shareholders(2)	133.5	135.5	-1.5%	356.9	365.9	-2.5%
Net Income per share	0.513	0.527		1.373	1.423
No. of shares (million) ex - treasury shares	260.0	257.2		260.0	257.2

% of Net Sales	3Q11	3Q10		9M11	9M10
Gross Profit	27.8%	24.6%		26.9%	24.0%
Selling Expenses	-17.5%	-15.1%		-17.3%	-15.1%
General and Administrative Expenses	-3.8%	-2.6%		-3.7%	-2.7%
Total Operating Expenses	-21.3%	-17.7%		-21.0%	-17.8%
EBITDA	6.5%	6.9%		5.9%	6.2%
Depreciation and Amortization	-1.4%	-1.5%		-1.4%	-1.5%
EBIT	5.1%	5.5%		4.5%	4.7%
Net Financial Revenue (Expense)	-3.0%	-2.6%		-3.0%	-2.2%
Equity Income	0.1%	0.2%		0.1%	0.2%
Other Operating Revenue (Expenses)	-0.6%	-0.2%		-0.4%	-0.3%
Income Before Income Tax	1.6%	2.8%		1.1%	2.5%
Income Tax	-0.5%	-0.9%		-0.1%	-0.8%
Minority Interest	0.1%	0.0%		0.1%	0.0%
Net Income	1.2%	1.9%		1.1%	1.7%

(1) In 3Q11, the "Non-Recurring" results in the amount of R$62.1 million and "Other Operating Income and Expenses" in the amount of R$2.7 million, are included in the Quarterly Financial Information (ITR) lines "Other expenses and Operating Income "and" Other Operating Income", totaling R$64.8 million. The same classification is valid for the remaining periods.

(2) Net Income after minority interest

15/22

GPA FOOD

Food Balance Sheet - (R$ million)
ASSETS	09.30.2011	06.30.2011
Current Assets	7,496.3	7,157.8
Cash and Marketable Securities	2,462.5	2,576.5
Accounts Receivable	187.2	182.7
Credit Cards	121.3	100.1
Sales Vouchers and Others	61.8	78.8
Post-dated Checks	4.2	5.4
Allowance for Doubtful Accounts	(0.1)	(1.5)
Resulting from Commercial Agreements	303.0	278.7
Receivable Fund (FIDC)	1,023.8	1,090.2
Inventories	2,568.0	2,322.5
Recoverable Taxes	508.7	439.6
Expenses in advance and Other Accounts Receivable	259.5	267.5
Noncurrent Assets	13,173.7	12,898.7
Long-Term Assets	1,959.3	1,880.4
Accounts Receivable	438.7	434.3
Paes Mendonça	438.7	434.3
Others	-	4.3
Allowance for Doubtful Accounts	-	(4.3)
Recoverable Taxes	11.7	13.1
Fair Value Bartira	416.0	416.0
Deferred Income Tax and Social Contribution	397.5	414.9
Amounts Receivable from Related Parties	101.1	53.4
Judicial Deposits	501.9	470.6
Expenses in advance and Other Accounts Receivable	92.3	78.1
Investments	151.7	143.6
Property and Equipment	6,275.7	6,168.6
Intangible Assets	4,787.1	4,706.1
TOTAL ASSETS	20,486.4	20,056.5

LIABILITIES	09.30.2011	06.30.2011
Current Liabilities	4,470.2	4,243.5
Suppliers	2,417.0	2,225.1
Loans and Financing	373.7	487.6
Debentures	261.8	277.6
Payroll and Related Charges	406.0	319.4
Taxes and Social Contribution Payable	71.0	60.9
Dividends and Interest on Capital	0.0	1.8
Financing for Purchase of Fixed Assets	14.2	14.2
Rents	44.2	43.6
Acquisition of Companies	53.4	68.4
Debt with Related Parties	522.7	463.5
Advertisement	32.2	33.9
Provision for Restructuring	6.1	6.1
Tax Payments	80.8	45.1
Others	187.2	196.1
Long-Term Liabilities	8,665.2	8,576.7
Loans and Financing	2,572.4	2,511.6
Receivable Fund (FIDC)	1,200.9	1,162.5
Debentures	1,529.3	1,488.2
Acquisition of Companies	183.7	226.6
Deferred Income Tax and Social Contribution	1,129.2	1,102.2
Tax Installments	1,404.1	1,443.5
Provision for Contingencies	415.0	413.8
Others	230.6	228.4
Shareholders' Equity	7,351.0	7,236.3
Capital	3,233.7	3,222.8
Capital Reserves	335.5	328.8
Profit Reserves	1,365.7	1,262.2
Minority Interest	2,416.0	2,422.5
TOTAL LIABILITIES	20,486.4	20,056.5

16/22

GPA CONSOLIDATED

GPA Consolidated - Balance Sheet - (R$ million)
ASSETS	09.30.2011	06.30.2011
Current Assets	15,438.1	15,295.0
Cash and Marketable Securities	3,574.5	3,963.1
Accounts Receivable	2,054.1	1,984.9
Credit Cards	314.2	190.6
Payment book	1,817.8	1,834.9
Sales Vouchers and Others	116.8	143.1
Post-dated Checks	4.2	5.4
Allowance for Doubtful Accounts	(198.9)	(189.0)
Resulting from Commercial Agreements	303.0	278.7
Receivables Fund (FIDC)	2,435.0	2,340.7
Inventories	5,097.1	4,816.5
Recoverable Taxes	1,411.6	1,347.4
Other Accounts Receivable	562.7	563.7
Noncurrent Assets	15,514.6	15,128.3
Long-Term Assets	3,222.9	3,061.1
Accounts Receivable	529.0	527.8
Paes Mendonça	438.7	434.3
Payment book	95.5	98.5
Others	-	4.3
Allowance for Doubtful Accounts	(5.2)	(9.3)
Recoverable Taxes	92.9	84.0
Fair Value Bartira	416.0	416.0
Deferred Income Tax and Social Contribution	1,188.5	1,180.3
Amounts Receivable from Related Parties	220.5	140.8
Judicial Deposits	660.3	594.0
Expenses in Advance and Others	115.6	118.3
Investments	242.9	231.5
Property and Equipment	7,144.6	6,980.9
Intangible Assets	4,904.2	4,854.8
TOTAL ASSETS	30,952.7	30,423.4

LIABILITIES	09.30.2011	06.30.2011
Current Liabilities	10,219.9	9,961.6
Suppliers	4,623.0	4,475.1
Loans and Financing	1,204.7	1,261.5
Payment book	2,029.0	1,948.1
Debentures	261.8	277.6
Payroll and Related Charges	803.1	645.4
Taxes and Social Contribution Payable	239.0	299.9
Dividends and Interest on Capital	0.0	2.1
Financing for Purchase of Fixed Assets	14.2	14.2
Rents	44.2	43.6
Acquisition of Companies	53.4	68.4
Debt with Related Parties	22.1	12.5
Advertisement	63.8	33.9
Provision for Restructuring	6.1	6.1
Tax Payments	85.2	45.1
Advanced Revenue	77.6	84.7
Others	692.8	743.3
Long-Term Liabilities	10,832.7	10,685.4
Loans and Financing	2,770.3	2,666.0
Receivables Fund (FIDC)	2,496.5	2,417.4
Debentures	1,529.3	1,488.2
Payment book	94.2	114.0
Acquisition of Companies	183.7	226.6
Deferred Income Tax and Social Contribution	1,129.2	1,102.2
Tax Installments	1,446.9	1,487.9
Provision for Contingencies	529.2	514.6
Advanced Revenue	390.7	407.5
Others	262.8	261.1
Shareholders' Equity	9,900.0	9,776.3
Capital	6,129.2	6,118.2
Capital Reserves	377.3	370.3
Profit Reserves	950.5	839.1
Minority Interest	2,443.0	2,448.8
TOTAL LIABILITIES	30,952.7	30,423.4

17/22

GPA CONSOLIDATED

Consolidated Statement of Cash Flow (R$ million)
Cash flow from operating activities	09.30.11	09.30.10
Net income for the year	324.5	361.4
Adjustment for reconciliation of net income
Deferred income tax	(22.0)	132.6
Income of permanent assets written-off	(2.6)	(4.0)
Depreciation and amortization	485.6	314.3
Interests and exchange variation	808.3	192.4
Adjustment to present value	(22.8)	97.0
Equity in the earnings of subsidiaries and associated companies	(24.5)	(51.8)
Provision for contingencies	(19.6)	67.7
Provision for write-offs and property and equipment losses	7.2	-
Share-based compensation	19.9	20.9
	1,554.1	1,130.6
Asset (increase) decrease
Accounts receivable	(1,348.7)	85.0
Inventories	(251.1)	(192.7)
Recoverable assets	(364.9)	(255.4)
Other assets	343.2	(113.1)
Marketable Securities	671.9	-
Related parties	(332.9)	39.4
Judicial deposits	(150.5)	(89.0)
	(1,432.9)	(525.9)
Liability (increase) decrease

Suppliers	(682.8)	(742.5)
Payroll and charges	213.9	(28.2)
Taxes and contributions	(48.1)	(21.9)
Other accounts payable	224.6	(76.4)
	(292.4)	(869.0)
Net cash generated from (used in) operating activities
	(171.2)	(264.3)

Cash flow from investment activities	09.30.11	09.30.10
Net cash from acquisitions	-	-
Acquisition of companies	(275.4)	(28.6)
Capital increase in subsidiaries	14.1	(1.0)
Acquisition of property and equipment	(964.8)	(758.8)
Increase in intangible assets	(51.1)	(33.6)
Sale of property and equipment	64.9	6.9
Net cash generated from (used in) investment activities	(1,212.3)	(815.0)

Cash flow from investment activities
Increase (decrease) of capital	22.7	30.2
Increase in minority interest	-	-
Financing	-	-
Funding and Refinancing	5,191.9	1,362.0
Payments	(3,647.7)	(291.0)
Interest paid	(293.3)	(106.5)
Dividend Payments	(161.3)	(131.6)
Net cash generated from (used in) financing activities	1,112.4	863.2

Cash and cash equivalents at the beginning of the year	3,818.0	2,344.2
Cash and cash equivalents at the end of the year	3,546.9	2,128.0
Change in cash and cash equivalents	(271.1)	(216.2)

18/22

Breakdown of Gross Sales by Format (R$ million)

1st Half	1H11%		1H10%		Chg.(%)

Pão de Açúcar	2,498.1	10.0%	2,274.4	14.6%	9.8%
Extra Hipermercado (1)	6,026.2	24.1%	5,671.0	36.4%	6.3%
Extra Supermercado (2)	2,409.1	9.6%	2,375.9	15.2%	1.4%
Extra Eletro	-	0.0%	247.8	1.6%	-
Assaí	1,938.6	7.8%	1,421.1	9.1%	36.4%
Globex(3)	11,409.2	45.7%	2,970.9	19.0%	284.0%
Other business (4)	696.5	2.8%	638.3	4.1%	9.1%

GPA Consolidated	24,977.7	100.0%	15,599.4	100.0%	60.1%

GPA Food	13,568.5	-	12,628.5	-	7.4%

3rd Quarter	3Q11%		3Q10%		Chg.(%)

Pão de Açúcar	1,291.6	10.3%	1,131.6	14.2%	14.1%
Extra Hipermercado (1)	3,048.0	24.2%	2,705.6	34.0%	12.7%
Extra Supermercado (2)	1,033.7	8.2%	1,147.0	14.4%	-9.9%
Extra Eletro	-	0.0%	116.2	1.5%	-
Assaí	1,107.3	8.8%	816.4	10.3%	35.6%
Globex(3)	5,737.0	45.6%	1,720.1	21.6%	233.5%
Other business (4)	353.3	2.8%	310.6	3.9%	13.8%

GPA Consolidated	12,570.9	100.0%	7,947.4	100.0%	58.2%

GPA Food	6,833.9	-	6,227.3	-	9.7%

9 Months	9M11%		9M10%		Chg.(%)

Pão de Açúcar	3,789.7	10.1%	3,406.0	14.5%	11.3%
Extra Hipermercado (1)	9,074.2	24.2%	8,376.6	35.6%	8.3%
Extra Supermercado (2)	3,442.8	9.2%	3,522.9	15.0%	-2.3%
Extra Eletro	-	0.0%	364.0	1.5%	-
Assaí	3,045.9	8.1%	2,237.4	9.5%	36.1%
Globex(3)	17,146.2	45.7%	4,691.0	19.9%	265.5%
Other business (4)	1,049.9	2.8%	948.9	4.0%	10.6%

GPA Consolidated	37,548.7	100.0%	23,546.8	100.0%	59.5%

GPA Food	20,402.5	-	18,855.8	-	8.2%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom
(4)Includes Drugstore and Gas station sales

19/22

Breakdown of Net Sales by Format (R$ million)

1st Half	1H11%		1H10%		Chg.(%)

Pão de Açúcar	2,243.1	10.1%	2,048.5	14.7%	9.5%
Extra Hipermercado (1)	5,339.4	24.1%	5,013.0	35.9%	6.5%
Extra Supermercado (2)	2,182.9	9.9%	2,148.4	15.4%	1.6%
Extra Eletro	-	0.0%	229.2	1.6%	-
Assaí	1,759.8	7.9%	1,284.6	9.2%	37.0%
Globex(3)	9,925.5	44.8%	2,593.5	18.6%	282.7%
Other business (4)	687.9	3.1%	632.5	4.5%	8.8%

GPA Consolidated	22,138.6	100.0%	13,949.7	100.0%	58.7%

GPA Food	12,213.1	-	11,356.2	-	7.5%

3rd Quarter	3Q11%		3Q10%		Chg.(%)

Pão de Açúcar	1,157.6	10.4%	1,016.2	14.3%	13.9%
Extra Hipermercado (1)	2,703.7	24.4%	2,391.0	33.6%	13.1%
Extra Supermercado (2)	938.3	8.5%	1,035.8	14.6%	-9.4%
Extra Eletro	-	0.0%	107.7	1.5%	-
Assaí	1,008.4	9.1%	736.7	10.4%	36.9%
Globex(3)	4,926.4	44.4%	1,514.5	21.3%	225.3%
Other business (4)	350.6	3.2%	306.3	4.3%	14.5%

GPA Consolidated	11,085.1	100.0%	7,108.2	100.0%	55.9%

GPA Food	6,158.6	-	5,593.7	-	10.1%

9 Months	9M11%		9M10%		Chg.(%)

Pão de Açúcar	3,400.6	10.2%	3,064.7	14.6%	11.0%
Extra Hipermercado (1)	8,043.0	24.2%	7,404.0	35.2%	8.6%
Extra Supermercado (2)	3,121.2	9.4%	3,184.2	15.1%	-2.0%
Extra Eletro	-	0.0%	337.0	1.6%	-
Assaí	2,768.3	8.3%	2,021.3	9.6%	37.0%
Globex(3)	14,851.9	44.7%	4,108.0	19.5%	261.5%
Other business (4)	1,038.6	3.1%	938.8	4.5%	10.6%

GPA Consolidated	33,223.6	100.0%	21,057.9	100.0%	57.8%

GPA Food	18,371.7	-	16,949.9	-	8.4%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Ponto Frio, Nova Casas Bahia and Nova Pontocom
(4)Includes Drugstore and Gas station sales

20/22

Sales Breakdown (% of Net Sales)

	3Q11 GPA Food	3Q10 GPA Food	9M11 GPA Food	9M10 GPA Food

Cash	52.5%	50.7%	52.5%	49.9%
Credit Card	39.6%	41.0%	39.6%	41.7%
Food Voucher	7.7%	8.1%	7.7%	8.1%
Credit	0.2%	0.2%	0.2%	0.3%
Post-dated Checks	0.2%	0.2%	0.2%	0.3%
Installment Sales	0.0%	0.0%	0.0%	0.0%

	3Q11 GPA Consolidated	3Q10 GPA Consolidated	9M11 GPA Consolidated	9M10 GPA Consolidated

Cash	40.2%	46.7%	40.7%	46.5%
Credit Card	48.4%	46.3%	47.9%	46.3%
Food Voucher	4.3%	6.4%	4.5%	6.5%
Credit	7.1%	0.6%	6.9%	0.7%
Post-dated Checks	0.1%	0.2%	0.1%	0.2%
Installment Sales	7.0%	0.4%	6.8%	0.5%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-	CompreBem	Sendas	Extra	Extra	Assaí	Ponto	Casas	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro			Super	Fácil		Frio	Bahia	de Açúcar	Area (thousand m2)	Employees (thousand)

09/30/2010	146	105	47	143	59	33	74	48	457	0	1,112	1,781.6	88.1

12/31/2010	149	110	0	113	17	101	68	57	506	526	1,647	2,811.1	144.9

06/30/2011	151	115	0	82	12	129	67	59	456	533	1,604	2,824.5	147.2

Opened	1	1								4	6
Closed				-1							-1
Converted	5	14		-81	-12	74					-

09/30/2011	157	130	0	0	0	203	67	59	456	537	1,609	2,831.6	148.9

21/22

3Q11 RESULTS CONFERENCE CALL

November 4, 2011

11:00 a.m. (Brasília time) | 9:00 a.m. (New York time) | 1:00 p.m. (London time)

Conference Call in Portuguese (original language)
+55 (11) 3127-4971
Conference Call in English (simultaneous translation)
1 516 300-1066
Webcast: http://www.gpari.com.br/

Replay: 55 11 3127-4999
Code for audio in Portuguese: 68545061
Code for audio in English: 86024782

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Grupo Pão de Açúcar | Globex Utilidades Investor Relations
gpa.ri@grupopaodeacucar.com.br	Phone: (11) 3886-0421
www.gpari.com.br	Fax: (11) 3884-2677

Grupo Pão de Açúcar (GPA) is Brazil’s largest retailer, with operations in diversified segments and a distribution network comprising approximately 1,800 points of sale and electronic channels.The Group’s multi-format structure comprises supermarkets (Pão de Açúcarand Extra Supermercado), hypermarkets (Extra), convenience stores (Extra Fácil), ‘atacarejo’ (cash & carry) (Assaí), electronics/household appliance stores (Ponto Frio and Casas Bahia) and e-commerce operations (Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948, in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of national GDP.

22/22

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 14, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.